Exhibit 5.4
PRIVILEGED AND CONFIDENTIAL

Mr. Stuart Landesberg

Dear Stu:

On behalf of Grove Collaborative Holdings, Inc. (the “Company”) and its Board of Directors (the “Board”), I want to thank you for your many years of service to the Company, during which you have demonstrated remarkable leadership and have made immeasurable contributions to the Company. We appreciate your willingness to provide continued support and expertise to the Company as Executive Chairman of the Board (“Executive Chairman”).

1.    Position and Duties. Upon the Effective Date (as defined below), you agree to provide services as Executive Chairman of the Company pursuant to this letter agreement (“Agreement”), reporting directly to the Board. As Executive Chairman, your responsibilities will include assisting with transition to new Chief Executive Officer, chairing Board meetings and participating in Board activities as a non-independent director, providing leadership in corporate development and capital formation strategy, business strategy, investor relations, media relations and other key stakeholder relationships, and assisting in Board member and management recruiting. You and the Company agree that based on the anticipated level of services that you will perform for the Company during the Term (as defined below), you are not expected to experience a “separation from service” under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

During the Term, you shall devote your business time and efforts to the business and affairs of the Company and its subsidiaries, provided that, during the Term, you shall be entitled to perform outside activities so long as you do not (i) compete with the Company, including serving as an advisor or consultant to any of the Competitive Companies listed on Exhibit A, as determined by the Board in its sole discretion; (ii) accept full-time employment with another company or entity; or (iii) take on external responsibilities or activities that would materially interfere with the performance of your duties to the Company. For the avoidance of doubt, you shall be entitled to serve on civic, charitable, educational, religious, public interest or public service boards, and to manage your personal and family investments, in each case, to the extent such activities do not materially interfere with the performance of your duties and responsibilities to the Company. In addition and notwithstanding the foregoing, you shall be entitled to serve as a member of the board of directors of one other public company, provided that you shall receive the prior approval of the nominating and corporate governance Committee of the Board, which shall not be unreasonably withheld.
2.    Effectiveness; Term. Your services as Executive Chairman under the terms of this Agreement shall commence upon the appointment by the Board of your successor as Chief Executive Officer of the Company (the “Effective Date”). Upon the Effective Date, you will cease to serve as Chief Executive Officer of the Company. On and following the Effective Date, you agree to serve as Executive Chairman and an employee until this Agreement and your employment is terminated by the Company or you for any reason (the “Term”). In addition, during the Term, the Company shall cause you to be nominated for election as a member of the Board, with your continued service on the Board subject to approval by the Company’s stockholders.

Upon termination of your employment for any reason and unless otherwise agreed to by the parties, you shall be deemed to have resigned, without any further action by you, from any and all officer and director positions that you, immediately prior to such termination, held with the

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Company or any of its affiliates or with any other entities at the direction of, or as a result of your affiliation with, the Company or any of its affiliates. If for any reason this Agreement is deemed to be insufficient to effectuate such resignations, then you shall, upon the Company’s request, execute any documents or instruments that the Company may deem necessary or desirable to effectuate such resignations.

3.    Compensation.

(a)    Base Salary. During the Term, you shall be compensated for your services hereunder at the rate of $500,000 per annum, to be paid in accordance with the Company’s payroll procedures. Notwithstanding the foregoing, your base salary may be decreased as part of an across-the-board reduction in base salaries of all Company executive officers so long as the percentage reduction in your base salary is not greater than the percentage reduction applicable to other executive officers, for the same period as the reduction in other executive officer’s reduction in salary and, in the event such reduction is later mitigated for other executive officers, your base salary is then increased by the same percentage applicable to other executive officers. The term “Base Salary” will refer to your base salary as may be in effect from time to time.

(b)    Annual Incentive Plan. For each completed fiscal year of the Company during the Term, you will be entitled to participate in the Company’s Annual Incentive Plan (the “AIP”), pursuant to which you will be eligible to earn an annual cash bonus (the “Annual Bonus”) with a target bonus opportunity equal to 50% of your then current base salary (the “Target Bonus”), payable based upon the achievement of one or more performance goals established by the Board (or the Compensation Committee of the Board) with the potential to earn greater than the Target Bonus for achievements that exceed the established goals. Any Annual Bonus will be subject to the terms and conditions of the AIP, as such are established by the Board (or the Compensation Committee of the Board) and will be earned and paid within 2-1/2 months after the Company’s fiscal year to which it relates, subject to your continuous employment through the applicable payment date.
(c)    Performance Bonus. In addition to the Annual Bonus described above, for calendar year 2024, you shall be eligible to receive a one-time performance bonus in a lump sum amount equal to $500,000 (the “2024 Performance Bonus”), with such bonus payable based on
(i) your reasonable cooperation in the transition of your Chief Executive Officer duties to the new Chief Executive Officer (as determined by the Board in good faith), (ii) your continued employment through December 31, 2024 and (iii) the Company’s achievement of positive adjusted EBITDA, with any earned 2024 Performance Bonus to be paid no later than March 15, 2025. In the event your employment is terminated by the Company without Cause or by you due to Good Reason during 2024, then the continued service requirement in clause (ii) of the prior sentence shall be disregarded and you shall remain eligible to receive the 2024 Transition Bonus, subject to your successful transition of the Chief Executive Officer duties and achieving positive adjusted EBITDA. The definitions of Cause and Good Reason are set forth on Exhibit A attached hereto. For purposes hereof, adjusted EBITDA means net income/loss, adjusted to exclude: (1) stock- based compensation expense; (2) depreciation and amortization; (3) remeasurement of convertible preferred stock warrant liability; (4) changes in fair values of Additional Shares, Earn-out Shares and Public and Private Placement Warrant liabilities; (5) transaction costs allocated to derivative liabilities upon Business Combination; (6) interest expense; (7) interest income; (8) provision for income taxes, (9) restructuring expenses; (10) loss on extinguishment of debt; (11) unbudgeted legal settlements; and (12) transaction costs from acquisitions or financing events.

(d)    Equity Awards. Subject to approval by the Board (or the Compensation Committee of the Board) each Company fiscal year during the Term (but in any event no earlier than the 2024 fiscal year) and subject to your active employment with the Company on the annual grant date, you shall receive annual Company equity awards having an aggregate annual target grant date fair value (as determined in accordance with the Company’s methodology for determining equity awards to its executive officers) equal to 50% of the aggregate grant date fair value of the annual Company equity awards approved for issuance to the Company’s Chief Executive Officer (the “Annual Equity Awards”) for such year (excluding, for the avoidance of doubt, any inducement grants, sign-on grants, or retention grants awarded to the Company’s Chief

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Executive Officer); provided, that, (i) if in 2024 the Chief Executive Officer receives a partial grant due to the timing of his start date in 2023 and his receipt of inducement grants in connection therewith, the value of your grant will be calculated as if the Chief Executive Officer had received a grant that was not so reduced based on the benchmarking and level of grants used for determining annual equity grants for the executive team generally and (ii) commencing with the first Company fiscal year that commences following the first Annual Equity Award pursuant to this paragraph and for each Company fiscal year immediately thereafter the percentage set forth in this sentence shall be reduced to 40%. The Annual Equity Awards granted to you in any Company fiscal year during the Term shall be in the same form(s) as granted to the Company’s Chief Executive Officer and shall vest, and have such other terms, as are not less favorable to you than those set forth in the Chief Executive Officer’s annual equity awards for such fiscal year. In addition, during the Term, your Company equity awards that are outstanding as of the Effective Date will continue to vest (and be exercisable, as applicable) in accordance with their terms, subject to this Agreement. Further, any employment-based vesting conditions applicable under your Company equity awards shall be deemed to be satisfied by your continued service on the Board through the applicable vesting date.

4.    Benefits and Expenses.

(a)    Benefits. As an employee of the Company, during the Term you shall be entitled to participate in the health, welfare, retirement, pension, life insurance, disability and similar plans, programs and arrangements generally made available to employees of the Company.

(b)    Expenses. The Company will, in accordance with applicable Company policies and guidelines, reimburse you for all reasonable and necessary expenses you incur in connection with your performance of services on behalf of the Company. Furthermore, upon your execution of this Agreement, the Company with reimburse your reasonable legal fees and expenses incurred in connection with this Agreement and any related agreements, up to a maximum reimbursement of $50,000.

5.    Severance.

(a)    Payments on Termination. In the event this Agreement and your employment is terminated by the Company without Cause, you terminate your employment for Good Reason or, in the case of clause (ii) only with respect to equity acceleration, your termination due to death or Disability, you shall be eligible to receive (i) a cash severance payment equal to the sum of (A) one-year of Base Salary and (B) your target Annual Bonus for the year in which such termination occurs, pro-rated based on the number of full months for which you were employed by the Company during such year, payable in a lump sum within 60 days following your termination of employment (the “Cash Severance”) and (ii) with respect to your equity awards, you shall receive the greater of (x) twelve months of accelerated vesting plus pro-rata vesting for the remaining unvested portion of such equity awards based on the number of days you were employed during the applicable vesting period and (y) the vesting acceleration provided for in the applicable equity award agreement, with the awards to be settled or exercised, as applicable, within 60 days following your termination of employment (or such later time specified in the equity award agreements to the extent necessary to comply with Section 409A of the Code), in each case, subject to your execution and non-revocation of the Company’s customary form of release of claims within 52 days following your termination of employment. Any equity awards that are options that are accelerated in accordance with this paragraph will remaining outstanding but will not be exercisable until the release of claims becomes effective in accordance with its terms. For the avoidance of doubt, you shall not be eligible to receive the Cash Severance in the event your employment is terminated due to your death, Disability, termination by the Company for Cause or you resign other than for Good Reason. The definition of Disability is set forth on Exhibit A attached hereto.
(b)    No Mitigation. You shall not be required to mitigate the amount of any payment provided for in this Section 5 by seeking other employment or otherwise, nor shall the amount of any benefit provided for in this Section 5 be reduced by any compensation you earn as

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the result of employment by another employer or by retirement benefits after the termination of this Agreement or otherwise.

6.    Code Section 280G.

(a)    Notwithstanding anything to the contrary contained in this Agreement, to the extent that any amount, equity awards or benefits paid or distributed to you pursuant to this Agreement or any other agreement, plan or arrangement between the Company or its subsidiaries or affiliates, on the one hand, and you on the other hand (collectively, the “280G Payments”)
(i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) but for this provision would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax,” then the 280G Payments shall be payable either (a) in full, notwithstanding that some or all portion of such payment may be subject to the Excise Tax or (b) in such lesser amount that would result in no portion of such 280G Payments being subject to Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income or excise taxes (including the Excise Tax) results in your receipt on an after-tax basis, of the greatest amount or benefits under this Agreement, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code.

(b)    To the extent permitted by applicable law, and not a violation of Code Sections 280G, 409A or 4999, you shall be entitled to elect the order in which payments will be reduced. If your electing the order in which payments will be reduced would result in violation of Code Section 409A or loss of the benefit of reduction under Code Sections 280G or 4999, payments shall be reduced in the following order (i) your cash severance payment; (ii) other cash payments; (iii) any equity awards accelerated or otherwise valued at full value, provided such equity awards are not permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A– 24(c); (iv) acceleration of vesting of all other equity awards; and (vi) within any category, reductions shall be from the last due payment to the first.

(c)    All determinations required to be made under this Section 6, including whether you will receive a full payment or a reduced payment and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm as may be designated by the Company and reasonably acceptable to you (the “Accounting Firm”), which Accounting Firm shall provide detailed supporting calculations both to the Company and you within fifteen (15) business days of the receipt of notice from the Company that there is or may be made a 280G Payment. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any determination by the Accounting Firm shall be binding upon the Company and you.
7.    Other Agreements. As a reminder, you agree that during the Term and thereafter in accordance with their terms you remain subject to any proprietary information and inventions agreement between the Company and you as in effect prior to the date of this Agreement.

8.    Miscellaneous.

(a)    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under existing or future laws effective during the Term, such provisions shall be fully severable, the Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal and enforceable.

(b)    Section 409A.

(i)    This Agreement is intended to comply with, or be exempt from, Section 409A of the Code and the regulations promulgated thereunder (“Section 409A”), and will

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be interpreted, administered and operated in a manner consistent with that intent. If any amounts that become due under this Agreement constitute “nonqualified deferred compensation” within the meaning of Section 409A, payment of such amounts shall not commence until you incur a “Separation from Service” (as defined below) if and only if necessary to avoid accelerated taxation or tax penalties in respect of such amounts.

(ii)    Notwithstanding anything herein to the contrary, if you are a “Specified Employee” (as defined below) for purposes of Section 409A, on the date on which you incur a Separation from Service, any payment hereunder that provides for the “deferral of compensation” within the meaning of Section 409A shall be paid on the first (1st) business day after the date that is six (6) months following your Separation from Service (the “409A Delayed Payment Date”); provided, however, that such delay shall apply if and only if necessary to avoid accelerated taxation or tax penalties in respect of such amounts; provided, further, that a payment delayed pursuant to the preceding clause shall commence earlier than the 409A Delayed Payment Date in the event of your death prior to the end of the six (6) month period. On the 409A Delayed Payment Date, you shall be paid a lump sum payment in cash equal to any payments delayed because of the preceding sentence (the “Catch-Up Amount”), plus interest on the Catch-Up Amount equal to the short-term federal rate applicable under Section 7872(f)(2)(A) of the Code for the month in which occurs your Separation from Service. Such interest shall be paid at the same time that the Catch-up Amount is paid. Thereafter, you shall receive any remaining benefits as if there had not been an earlier delay.
(iii)    For purposes of this Agreement, “Separation from Service” shall have the meaning set forth in Section 409A(a)(2)(A)(i) of the Code and determined in accordance with the default rules under Section 409A. “Specified Employee” shall have the meaning set forth in Section 409A(a)(2)(B)(i) of the Code, as determined in accordance with the uniform methodology and procedures adopted by the Company and then in effect.

(iv)    For purposes of Section 409A, each of the payments that may be made under this Agreement are designated as separate payments. Anything in this Agreement to the contrary notwithstanding, (1) no reimbursement payable to you pursuant to any provisions of this Agreement or pursuant to any plan or arrangement of the Company covered by this Agreement shall be paid later than the last day of the calendar year following the calendar year in which the related expense was incurred, except to the extent that the right to reimbursement does not provide for a “deferral of compensation” within the meaning of Section 409A, (2) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit and (3) no amount reimbursed during any calendar year shall affect the amounts eligible for reimbursement in any other calendar year.

(c)    Notices. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when (i) delivered personally; (ii) sent by facsimile or other similar electronic device and confirmed; (iii) delivered by courier or overnight express; or (iv) three (3) business days after being sent by registered or certified mail, postage prepaid, addressed as follows:

If to the Company:	Grove Collaborative Holdings, Inc.
If to you:	Your home address on file with the Company.

or to such other address as a party may furnish to the other party in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

(d)    No Waiver. No waiver by either party hereto of any breach of any provision of this Agreement shall be deemed a waiver of any preceding or succeeding breach of such provision or any other provision herein contained.

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(e)    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to the conflict of law principles thereof.

(f)    Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof, and are intended to supersede all prior or contemporaneous negotiations, understandings and agreements (whether written or oral). No provision of this Agreement may be waived or changed, except by a writing signed by the party to be charged with such waiver or change.

(g)    Successors; Binding Agreement. Neither of the parties hereto shall have the right to assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party; provided, however, that this Agreement shall inure to the benefit or and be binding upon the successors and assigns of the Company upon any sale of all or substantially all of the Company’s assets, or upon any merger or consolidation of the Company with or into any other corporation, all as though such successors and assigns of the Company and their respective successors and assigns were the Company. Insofar as you are concerned, this Agreement, being personal, cannot be assigned; provided, however, that this Agreement shall be binding upon and inure to the benefit of you and your executors, administrators and legal representatives.

(h)    Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, but together shall constitute one and the same instrument.

(i)    Headings. The headings and captions set forth in this Agreement are for ease of reference only and shall not be deemed to constitute a part of the agreement formed hereby or be relevant to the interpretation of any provisions of this Agreement.

(j)    Saturdays, Sundays and Holidays, etc. Whenever any determination is to be made or action to be taken on a date specified in this Agreement, if such date shall fall upon a Saturday, Sunday or a legal holiday in the State of California, the date for such determination or action shall be extended to the first (1st) business day immediately thereafter. Any reference herein to a determination of the Board or the Compensation Committee of the Board “in its discretion” shall mean a determination in the sole discretion of such body.

(k)    Protected Rights. Notwithstanding anything in this agreement to the contrary, you understand that nothing contained in this agreement limits your ability to report possible violations of law or regulation to or file a charge or complaint with any federal, state or local governmental agency or commission or regulatory authority (collectively, “Government Agencies”). You further understand that this agreement does not limit your ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. Furthermore (I) you shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that:
(A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal, and (II) if you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose a trade secret to your attorney and use the trade secret information in the court proceeding, if you file any document containing the trade secret under seal and do not disclose the trade secret except pursuant to court order.

(l)    Clawbacks. Any payments to you pursuant to this Agreement or otherwise are subject to forfeiture or recovery by the Company or other action pursuant to any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy or provision that the Company has included in any of its existing compensation programs or plans or that it may be required to adopt under the Dodd-Frank Wall Street Reform

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and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

(m)    Company Policies. You shall be subject to additional Company policies as they may exist from time-to-time, including policies with regard to stock ownership by senior executives and policies regarding trading of securities.

Again, thank you for your many years of dedicated service to the Company and your agreement to assist the Company in its leadership transition.

Sincerely,

GROVE COLLABORATIVE HOLDINGS, INC.

By:

/s/ Sergio Cervantes
Name: Sergio Cervantes
Title: Chief Financial Officer

This Agreement correctly reflects our understanding, and I hereby confirm my agreement to the same as of the date set forth above.

/s/ Stu Landesberg

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PRIVILEGED AND CONFIDENTIAL

Exhibit A
Definitions

“Cause” shall mean: (i) your commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (B) your attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (C) your intentional, material violation of any contract or agreement between you and the Company or of any statutory duty owed to the Company; (D) your unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (E) your gross, or material deliberate, misconduct.

“Competitive Companies” means the following: Amazon.com, Inc.; S.C. Johnson & Son Inc.; Method Products; Unilever PLC; Shameless Pets, LLC; Aunt Fannie’s, Inc.; New Chapter, Inc.; Maddiebrit Products, LLC; Enviroscent, Inc.; Soapberri (dba Tree to Tub), Molly’s Suds, LLC, The Procter & Gamble Company, The Clorox Company, The Honest Company, Inc., Chewy, Inc., Barkbox, Inc., One Home Brands, Inc. (dba Blueland), Bobbie Baby, Inc., DYPER Inc., Thrive Market, Inc. and Hello Bello.

“Disability” shall mean the inability of your to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve
(12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, as determined by the Company on the basis of such medical evidence as the Company deems warranted under the circumstances.

“Good Reason” means the occurrence of any of the following events without your consent, unless such events are corrected in all material respects by the Company within thirty (30) days following written notification by you to the Company of the occurrence of one of the reasons set forth hereafter: (i) a material breach by the Company of a material term of this Agreement; (ii) relocation of your primary work location by more than fifty (50) miles from the current location as of the Effective Date; (iii) a material reduction in Base Salary or Target Bonus (excluding, for the avoidance of doubt, any reduction in Base Salary in accordance with Paragraph 3(a) of the Agreement or a reduction in a bonus amount due to the failure to achieve the applicable performance goals or as provided for in the terms of the Annual Bonus program); or (iv) a material reduction or elimination of your titles, duties or authorities; provided, however, that any assertion by you of a termination for Good Reason shall not be effective unless (A) you provide written notice of the event purportedly constituting Good Reason within sixty (60) days of its first occurrence, (B) the Company does not cure any such event within thirty (30) days of such notice, and (C) you terminate your employment with the Company within ten (10) days of the expiration of the cure period.